CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

EXPRESSED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Gold Standard Ventures Corp.

We have audited the accompanying consolidated financial statements of Gold Standard Ventures Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Gold Standard Ventures Corp. as at December 31, 2015 and 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 30, 2016

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
December 31, 2015
(Expressed in Canadian Dollars)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2015	2014
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	10,121,153	494,878
Receivables	25,907	30,237
Prepaid expenses (Note 4)	129,957	176,151
	10,277,017	701,266

Property and equipment (Note 5)	-	7,816

Exploration and evaluation assets (Notes 6 and 11)	74,682,974	67,312,235

Reclamation bonds (Note 7)	916,382	654,637

	85,876,373	68,675,954

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	1,177,654	2,236,845
Note payable (Note 6)	-	2,500,000
	1,177,654	4,736,845

Shareholders' equity
Capital stock (Note 9)	111,690,762	86,500,845
Reserves (Note 9)	6,876,998	6,279,765
Deficit	(33,869,041)	(28,841,501)
	84,698,719	63,939,109

	85,876,373	68,675,954

Nature and Continuance of Operations (Note 1), Commitments (Note 14), Subsequent Events (Note 16)

These consolidated financial statements are authorized for issuance by the Board of Directors on March 30, 2016.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2015	2014
	$	$

Expenses
Advertising and promotion	10,177	9,479
Bank charges and interest	27,419	79,528
Consulting fees	579,343	934,498
Depreciation	7,816	17,457
Foreign exchange loss (gain)	(264,345)	26,527
Insurance	106,094	102,237
Investor relations	408,151	231,606
Management fees (Note 11)	738,717	678,835
Office	237,084	238,340
Professional fees	300,481	525,813
Regulatory and shareholders service	131,744	193,814
Rent	179,600	138,386
Reversal of payables	-	(202,893)
Share-based compensation (Notes 9 and 11)	1,858,172	1,436,615
Travel and related	741,618	639,322
Wages and salaries (Note 11)	353,295	681,507

	(5,415,366)	(5,731,071)

Write down of exploration and evaluation assets (Note 6)	(903,082)	(5,988,249)
Gain on debt settlement (Note 9)	-	10,249
Interest income	29,969	434

Loss and comprehensive loss for the year	(6,288,479)	(11,708,637)

Basic and diluted loss per share	(0.04)	(0.10)

Weighted average number of common
shares outstanding (basic and diluted)	156,529,180	112,820,397

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	For the year ended December 31,
	2015	2014
	$	$
Cash flows used in operating activities
Loss for the year	(6,288,479)	(11,708,637)
Items not affecting cash and cash equivalents:
Depreciation	7,816	17,457
Share-based compensation	1,858,172	1,436,615
Gain on debt settlement	-	(10,249)
Write down of exploration and evaluation assets	903,082	5,988,249
Unrealized foreign exchange	(131,186)	(84,881)
Changes in non-cash working capital items
Decrease (increase) in receivables	4,330	(14,989)
Decrease (increase) in prepaid expenses	46,194	(23,911)
Decrease in accounts payable and accrued liabilities	(222,737)	(126,345)
	(3,822,808)	(4,526,691)

Cash flows used in investing activities
Reclamation bonds	(130,558)	(101,458)
Exploration and evaluation assets expenditures	(9,110,276)	(12,330,080)
	(9,240,834)	(12,431,538)

Cash flows from financing activities
Proceeds from share issuances	27,390,421	17,822,143
Share issuance costs	(2,200,504)	(1,590,228)
Repayment of note payable	(2,500,000)	-
	22,689,917	16,231,915

Net change in cash and cash equivalents	9,626,275	(726,314)

Cash and cash equivalents, beginning of year	494,878	1,221,192

Cash and cash equivalents, end of year	10,121,153	494,878

Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at year end	990,963	1,827,417
Reclassification of cancelled stock options from reserves to deficit	349,931	-
Reclassification of expired stock options from reserves to deficit	911,008	-
Shares issued for exploration and evaluation assets	-	4,807,500
Promissory note issued for exploration and evaluation assets	-	2,500,000
Shares issued for debt settlement	-	134,388

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2013	91,756,618	65,327,042	4,843,150	(17,132,864)	53,037,328

Shares issued for cash	25,038,495	17,822,143	-	-	17,822,143
Shares issued for exploration and evaluation assets	6,750,000	4,807,500	-	-	4,807,500
Share issuance costs	-	(1,590,228)	-	-	(1,590,228)
Share-based compensation	-	-	1,436,615	-	1,436,615
Shares issued for debt settlement	194,765	134,388	-	-	134,388
Net loss for the year	-	-	-	(11,708,637)	(11,708,637)
Balance at December 31, 2014	123,739,878	86,500,845	6,279,765	(28,841,501)	63,939,109

Shares issued for cash	44,029,661	27,390,421	-	-	27,390,421
Share issuance costs	-	(2,200,504)	-	-	(2,200,504)
Share-based compensation	-	-	1,858,172	-	1,858,172
Stock options cancelled	-	-	(349,931)	349,931	-
Stock options expired	-	-	(911,008)	911,008	-
Net loss for the year	-	-	-	(6,288,479)	(6,288,479)
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

The accompanying notes are an integral part of these consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GSV and on the NYSE MKT under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2015, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of presentation
These consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation (continued)

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in profit or loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)
Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Cash and cash equivalents
The Company considers all highly liquid instruments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value to be cash equivalents.

Exploration and evaluation assets
Pre-exploration costs are expensed as incurred.

Costs directly related to the acquisition and exploration of exploration and evaluation assets are capitalized once the legal rights to explore the exploration and evaluation assets are acquired or obtained.  When the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made, the capitalized costs of the related property are transferred to mining assets and depreciated using the units of production method on commencement of commercial production.

If it is determined that capitalized acquisition, exploration and evaluation costs are not recoverable, or the property is abandoned or management has determined an impairment in value, the property is written down to its recoverable amount.  Exploration and evaluation assets are reviewed for impairment when facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Restoration and environmental obligations
The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as the related assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in amount and timing of the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

As at December 31, 2015 and 2014, there were no significant restoration and environmental obligations.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Share-based compensation
The Company operates an employee stock option plan. Share-based compensation to employees is measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based compensation to non-employees is measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The corresponding amount is recorded to reserves.  The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Financial instruments
Financial assets
The Company classifies its financial assets into one of the following categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company classifies cash and cash equivalents as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost using the effective interest method less any provision for impairment. The Company classifies receivables and reclamation bonds as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method less any provision for impairment.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income (loss) and recognized in profit or loss.

All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Financial liabilities
The Company classifies its financial liabilities into one of two categories as follows:

Fair value through profit or loss - This category comprises derivatives and financial liabilities incurred principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss.

Other financial liabilities: This category consists of liabilities carried at amortized cost using the effective interest method, and includes accounts payable and accrued liabilities and note payable.

As at December 31, 2015, the Company does not have any derivative financial assets and liabilities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Property and equipment
Property and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal period in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Depreciation is calculated using a straight-line method to write off the cost of the assets.  The depreciation rates applicable to each category of property and equipment are as follows:

Asset	Basis	Period
Furniture and Fixtures	Straight-line	5 years
Leasehold Improvements	Straight-line	Remaining lease term

Income taxes
Current income tax:
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income (loss) or equity is recognized in other comprehensive income (loss) or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:
Deferred income tax is provided for, based on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Impairment of non-financial assets
The carrying amount of the Company’s assets (which include property and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of an asset is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Loss per share
Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 19,417,248 (2014 – 16,953,248).

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate exploration and evaluation assets. These equity financing transactions may involve issuance of common shares or units. Each unit comprises a certain number of common shares and a certain number of warrants. Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the transaction. Warrants that are part of units are assigned a value based on the residual value, if any, and included in reserves.

New and amended accounting pronouncements New and amended standards adopted by the Company during the year ended December 31, 2015
The following new and amended standards adopted by the Company did not result in a significant impact on the Company’s financial statements:

•
IFRS 2 - Share-based Payment: The amendment clarifies vesting conditions by separately defining a performance condition and a service condition, both of which were previously incorporated within the definition of a vesting condition.

•
IAS 24 - Related Party Disclosures: The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Standards issued or amended but not yet effective
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2015 and have not been applied in preparing these consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective to the Company’s consolidated financial statements for the year ending December 31, 2016 or later:

•
IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is tentatively effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect any effect on the Company’s consolidated financial statements.

NOTE 3 – Cash and Cash Equivalents

	December 31, 2015	December 31, 2014
	$	$
Cash at bank	9,799,093	482,334
Cash held in lawyers’ trust account	322,060	12,544
	10,121,153	494,878

NOTE 4 – Prepaid Expenses

	December 31, 2015	December 31, 2014
	$	$
Prepaid expenses	115,501	163,863
Deposits	14,456	12,288
	129,957	176,151

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2014 and December 31, 2015	65,275	22,008	87,283
Depreciation:
At December 31, 2014	58,751	20,716	79,467
Charge for the year	6,524	1,292	7,816
At December 31, 2015	65,275	22,008	87,283
Net book value:
At December 31, 2014	6,524	1,292	7,816
At December 31, 2015	-	-	-

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2013 and December 31, 2014	65,275	22,008	87,283
Depreciation:
At December 31, 2013	45,695	16,315	62,010
Charge for the year	13,056	4,401	17,457
At December 31, 2014	58,751	20,716	79,467
Net book value:
At December 31, 2013	19,580	5,693	25,273
At December 31, 2014	6,524	1,292	7,816

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 6 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Railroad-Pinion	Crescent Valley	Camp Douglas	Total
	$	$	$	$

Balance as at December 31, 2013	46,763,903	3,284,450	3,040,682	53,089,035

Property acquisition and staking costs	13,542,500	-	-	13,542,500
Exploration expenses
Claim maintenance fees	159,483	145,227	52,763	357,473
Consulting	1,111,410	10,752	10,254	1,132,416
Data analysis	147,524	-	-	147,524
Drilling	2,018,296	-	-	2,018,296
Equipment rental	4,150	-	-	4,150
Geological	385,313	42,248	22,481	450,042
Lease payments	818,920	202,298	76,229	1,097,447
Sampling and processing	799,251	440	-	799,691
Site development	321,993	-	-	321,993
Supplies	260,037	425	-	260,462
Travel	79,455	-	-	79,455
	19,648,332	401,390	161,727	20,211,449

Write down of exploration and evaluation assets	-	(3,318,903)	(2,669,346)	(5,988,249)

Balance as at December 31, 2014	66,412,235	366,937	533,063	67,312,235

Exploration expenses
Claim maintenance fees	207,074	-	-	207,074
Consulting	1,402,848	-	-	1,402,848
Data analysis	130,425	-	-	130,425
Drilling	3,481,520	-	-	3,481,520
Geological	482,432	-	-	482,432
Lease payments	855,720	3,082	-	858,802
Metallurgy	209,701	-	-	209,701
Permits	7,884	-	-	7,884
Sampling and processing	483,110	-	-	483,110
Site development	439,331	-	-	439,331
Supplies	511,610	-	-	511,610
Travel	59,084	-	-	59,084
	8,270,739	3,082	-	8,273,821

Write down of exploration and evaluation assets	-	(370,019)	(533,063)	(903,082)

Balance as at December 31, 2015	74,682,974	-	-	74,682,974

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying agreements as follows:
a.	Aladdin Sweepstakes Lease/Purchase Agreement whereby the Company acquired certain interests for US$2,965,000 subject to a 1% net smelter royalty (“NSR”).
b.	Tomera Mining Lease consists of five separate leases, three of which are subject to a 5% NSR. The Company is required to pay annual lease payments of US$87,137 for 2016 and US$96,887 thereafter.
c.	Sylvania Mining Lease Agreement which is subject to annual lease payments of US$20,000 expiring in December 2021 subject to a 5 % NSR.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In April 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands, which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% NSR. Under the terms of the agreement, the Company is required to meet work commitments of US$2,500,000 as follows:

Year
2013	US$100,000	(Incurred)
2014	200,000	(Incurred)
2015	450,000	(Incurred)
2016	750,000
2017	1,000,000

Beginning in 2018, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

Between October 2011 to May 2012, the Company entered into various mining lease agreements to acquire a 100% interest in certain claims, collectively known as the Pinion project (“Pinion”), for total payments of US$53,000 and a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$ 63,522	(Paid)
2012	72,236	(Paid)
2013	72,236	(Paid)
2014	84,940	(Paid)
2015	86,683	(Paid)
2016	99,387
2017	101,130
2018	113,834
2019	115,577
2020	115,577
2021 and onward	125,829

Each lease is subject to a 5% NSR. The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment.

During the year ended December 31, 2014, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties for US$120,600 and additional annual lease payments totalling US$17,235.

In October 2012, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$15,000 on the first anniversary and then increasing to US$50,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$75,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments paid will be credited against future NSR payments.

In October 2012, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension after that. The surface use agreement is subject to an annual lease payment of US$20,103. The Company has the option to purchase the property for US$8,934,640 and must purchase the property prior to commencing production.

In November 2012, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 12 years. The Company paid an initial amount of US$1,000,000 and annual lease payments of US$175,000 upon execution of the agreement. The annual lease payments increase by 5% each year.  Under the terms of the agreement, the Company is required to spend a minimum of US$500,000 on exploration during the first year of the lease term (incurred), US$750,000 during the second year of the lease term (incurred), and US$1,000,000 per year for the remainder of the lease term, with the option of making a cash payment to the vendor of any shortfall.  The lease agreement is subject to a 5% NSR with a buy-down option of 3% for US$3,500,000 in year one through six or for US$7,000,000 in year seven through twelve.  The Company, prior to commencing production on the property and after having exercised its buy-down option of the NSR, has an option to purchase the property for an amount of US$25,000,000.  If the Company exercises the purchase option, 70% of the initial amount will be credited towards the purchase price and 70% of all annual lease payments will be credited against future NSR payments.   The Company has the option to extend the lease for an additional 10 years by paying US$1,000,000 and making annual lease payments of US$500,000 per year, increasing annually in the amount of 5% of the previous year’s annual lease payment. After the third anniversary, the Company can terminate this agreement by making a cash payment equal to the lease payments for the following two years of the lease term.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In December 2012, the Company entered into a mining lease and option to purchase agreement to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$20,000 upon execution of the agreement and is required to make annual lease payments of US$20,000 on the first anniversary and then increasing to US$35,000 in years six to nine. The Company has the option to purchase the property for US$1,000,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,500,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$50,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In July 2013, the Company entered into a letter of intent to lease a 100% right in certain patented mining claims for a primary period of 10 years. The Company paid US$25,000 upon execution of the agreement and is required to make annual lease payments of US$25,000 on the first anniversary and then increasing to US$43,750 in years six to nine. The Company has the option to purchase the property for US$1,250,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 2% for US$2,000,000 and a further 1% for US$1,000,000. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$62,500 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

In March 2014, the Company entered into an agreement to acquire a certain portion of the Pinion Gold Deposit (“Pinion Gold Deposit”), which is contiguous to the Company’s Railroad Gold Project.

Total consideration consisted of:
(1)	An upfront $250,000 non-refundable deposit (paid);
(2)	A cash payment of $5,750,000 payable upon closing (paid);
(3)	Share consideration of 5,500,000 common shares of the Company payable upon closing (issued at a value of $4,070,000);
(4)
A cash payment of $2,500,000 payable one year from closing (issued a promissory note of $2,500,000 with an interest rate of 3% per annum secured by the Pinion Gold Deposit.) The promissory note was repaid in March 2015;

(5)
Upon delivering a NI 43-101-compliant resource exceeding 1,000,000 ounces of gold at the Pinion Gold Deposit, the Company will issue a further 1,250,000 common shares (issued at a value of $737,500) (Note 9);

(6)
Additional cash consideration of $1,500,000 to $3,000,000 will be payable by the Company if the Company enters into a transaction whereby it sells a majority of the Company for consideration exceeding $100,000,000.

In conjunction with the acquisition of the Pinion Gold Deposit, the Company paid fees of $235,000.

The Pinion Gold Deposit is subject to five underlying lease agreements which require total annual lease payments of US$47,931 in 2014 and then increasing to US$49,090 in 2017 as well as a maximum of a 5% NSR pursuant to various underlying lease agreements and royalty agreements.

In September 2014, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company paid US$50,000 upon execution of the agreement and is required to make annual lease payments of US$30,000 on the first anniversary and then increasing to US$90,000 in years six to nine. The Company has the option to purchase the property for US$1,500,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 4% NSR with a buy-down option of 1% for US$1,000,000 before the fifth anniversary and a further 1% for US$1,500,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$100,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 6 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project (continued)

In January 2015, the Company entered into a mining lease with option to purchase agreement to lease a 100% right in certain unpatented mining claims for a primary period of 10 years. The Company paid US$15,000 upon execution of the agreement and is required to make annual lease payments of US$8,000 on the first anniversary and then increasing to US$20,000 in years six to nine. The Company has the option to purchase the property for US$150,000 and must purchase the property prior to commencing production. The lease agreement is subject to a 3% NSR with a buy-down option of 1% for US$150,000 before the fifth anniversary and a further 1% for US$250,000 before the tenth anniversary. The Company has the option to extend the lease for an additional 10 years with annual lease payments of US$25,000 per year, with provisions for extension after that. If the Company exercises the purchase option, all initial lease payments will be credited against future NSR payments.

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").

In March 2014, based on an internal review of the property, the Company recorded a write-down of $1,277,189.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies.

In May 2014, and as amended in August 2014, October 2014, January 2015 and March 2015, the Company entered into a binding letter of intent (“LOI”) to sell the CVN and Camp Douglas projects to Tanqueray Exploration Ltd. (“Tanqueray”) for total consideration of $900,000 consisting of a cash payment of $300,000 and 12,000,000 common shares of Tanqueray at a fair value price of $0.05 per share. The closing was expected to occur on or about May 31, 2015, subject to certain conditions, including the satisfaction of respective due diligence investigations, Tanqueray raising $1.5 million, acceptance of the TSX-V and, where applicable, approval by Tanqueray’s shareholders. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,041,714 during fiscal 2014.

In April and May 2015, the Company terminated all underlying lease agreements related to the CVN project. As a result, the Company recorded a further write-down of $370,019 and terminated the LOI with Tanqueray.

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement to acquire, subject to a 4% NSR, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company was to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  The Company had paid US$280,000 in lease payments and fulfilled the accumulated work commitment of US$900,000 in exploration expenditures.

In March 2014, based on an internal review of the property, the Company recorded a write-down of $124,263.  The recoverable amount was determined based on the fair value less costs of disposal within Level 3 of the fair value hierarchy.  A market approach valuation technique was used to determine the recoverable amount based on comparable mineral properties in comparable companies. Pursuant to the LOI with Tanqueray, the Company was attempting to sell the CVN and Camp Douglas projects to Tanqueray for total consideration of $900,000. Based on the latest amendment of the LOI, the Company recorded a further write-down of $2,545,083.

In April 2015, the Company terminated the mining lease and option to purchase agreement and recorded a further write-down of $533,063 and terminated the LOI with Tanqueray.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 7 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds of $916,382 (US$662,126) (December 31, 2014 - $654,637 (US$564,293)).

NOTE 8 – Accounts Payable and Accrued Liabilities

	December 31, 2015	December 31, 2014
	$	$
Accounts payable	686,541	1,911,980
Accrued liabilities	491,113	324,865
	1,177,654	2,236,845

NOTE 9 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In March 2014, the Company completed a public offering of 15,188,495 units at a price of $0.72 per unit for proceeds of $10,163,460 net of cash commission and expenses of $772,256. Each unit comprises one common share of the Company and one-half of one common share purchase warrant. The Company issued 7,594,248 warrants exercisable at $1.00 per share for a period of two years.

In March 2014, the Company issued 5,500,000 common shares at a value of $4,070,000 pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In August 2014, the Company completed a public offering whereby 9,850,000 shares at US$0.64 (equivalent to $0.6991) per share were issued for proceeds of $6,068,455 net of cash commissions and expenses of $817,972.

In October 2014, the Company issued 194,765 common shares at a value of $134,388 to settle the balance of a resignation payment of $144,637 due to a former director and officer, resulting in a gain of $10,249.

In November 2014, the Company issued 1,250,000 common shares of the Company at a value of $737,500 pursuant to the acquisition of the Pinion Gold Deposit (Note 6).

In February 2015, the Company completed a public offering of 19,032,000 common shares of the Company at a price of US$0.47 (equivalent to $0.5854) per share for proceeds of $9,854,637 net of cash commissions and expenses of $1,287,305.

In May 2015, the Company completed a private placement of 24,997,661 common shares of the Company at a price of $0.65 per share for proceeds of $15,335,280, net of cash commissions and expenses of $913,199.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Share Purchase Warrants

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2013	-	-
Issued	7,594,248	1.00
Outstanding at December 31, 2014 and December 31, 2015	7,594,248	1.00

A summary of the share purchase warrants outstanding and exercisable at December 31, 2015 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
1.00	7,594,248	*	March 4, 2016

* Subsequent to December 31, 2015, 7,468,804 warrants were exercised (Note 16) and 125,444 warrants expired unexercised.

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In March 2014, the Company granted 2,179,000 stock options for a period of four years, valued at $0.64 per option for a total value of $888,226 calculated using the Black-Scholes option pricing model assuming a life expectancy of four years, a risk free rate of 1.29%, a forfeiture rate of 0%, and volatility of 78%.

In June 2014, the Company granted 125,000 stock options for a period of five years, valued at $0.66 per option for a total value of $56,842 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.57%, a forfeiture rate of 0%, and volatility of 80%.

In September 2014, the Company granted 1,080,000 stock options for a period of five years, valued at $0.68 per option for a total value of $491,547 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.70%, a forfeiture rate of 0%, and volatility of 78%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

In February 2015, the Company granted 600,000 stock options for a period of three years, valued at $0.35 per option for a total value of $210,228 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of 0.45%, a forfeiture rate of 0%, and volatility of 81%. The Company further granted 75,000 stock options for a period of five years, valued at $0.37 per option for a total value of $27,443 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.74%, a forfeiture rate of 0%, and volatility of 75%.  In addition, 356,000 stock options with a weighted average exercise price of $1.16 per option expiring from April 5, 2016 to September 12, 2019 were cancelled. As a result, the fair value of $349,931 attributable to these stock options was transferred from reserve to deficit.

In July 2015, 1,305,000 stock options with an exercise price of $0.65 per option expired unexercised. As a result, the fair value of $773,043 attributable to these stock options was transferred from reserve to deficit.

In October 2015, 200,000 stock options with an exercise price of $0.82 per option expired unexercised. As a result, the fair value of $137,965 attributable to these stock options was transferred from reserve to deficit.

In November 2015, the Company granted 3,650,000 stock options for a period of five years, valued at $0.44 per option for a total value of $1,620,501 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.92%, a forfeiture rate of 0%, and volatility of 77%.

During fiscal 2015, the Company recorded share-based compensation of $1,858,172 (2014 - $1,436,615).

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2013	5,975,000	0.94
Granted	3,384,000	0.78
Outstanding at December 31, 2014	9,359,000	0.88
Granted	4,325,000	0.71
Expired	(1,505,000)	0.67
Forfeited	(356,000)	1.16
Outstanding at December 31, 2015	11,823,000	0.84

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 9 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at December 31, 2015 is as follows:

Exercise Price	Number Outstanding and Exercisable	Expiry Date
$
0.71*	700,000	January 25, 2016
1.27**	400,000	March 17, 2016
1.40	150,000	April 5, 2016
1.26	155,000	June 29, 2016
1.16	715,000	February 2, 2017
1.82	150,000	March 29, 2017
2.73	25,000	June 1, 2017
1.68	50,000	August 30, 2017
1.68	20,000	September 4, 2017
1.81	150,000	September 5, 2017
0.63	600,000	February 11, 2018
0.79	2,129,000	March 18, 2018
0.76	1,669,000	May 23, 2018
0.71	125,000	June 2, 2019
0.77	1,060,000	September 12, 2019
0.63*	75,000	February 17, 2020
0.73*	3,650,000	November 27, 2020
	11,823,000

* Subsequent to December 31, 2015, 795,000 stock options were exercised (Note 16).

** Subsequent to December 31, 2015, 400,000 stock options expired unexercised.

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets.  Geographic information is as follows:

	As at December 31, 2015
	Canada	US	Total
	$	$	$
Reclamation bonds	-	916,382	916,382
Exploration and evaluation assets	-	74,682,974	74,682,974
	-	75,599,356	75,599,356

	As at December 31, 2014
	Canada	US	Total
	$	$	$
Reclamation bonds	-	654,637	654,637
Property and equipment	6,232	1,584	7,816
Exploration and evaluation assets	-	67,312,235	67,312,235
	6,232	67,968,456	67,974,688

NOTE 11 - Related Party Transactions

During the year ended December 31, 2015, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at December 31, 2015, $6,867 (December 31, 2014 - $63,060) was included in accounts payable and accrued liabilities owing to companies controlled by directors and officers of the Company.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the year ended December 31,
	2015	2014
	$	$
Management fees	738,717	678,835
Exploration and evaluation assets expenditures	257,739	107,987
Wages and salaries	52,776	238,895
Share-based compensation	1,021,131	825,015
	2,070,363	1,850,732

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•      Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•      Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•      Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and note payable.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments. Cash and cash equivalents are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at December 31, 2015, the Company had a net monetary asset position of US$1,594,437. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $15,900.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 13 - Financial Instruments and Risk Management (continued)

d)      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)      Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 14 - Commitments

a)
On January 1, 2015, the Company entered into a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

Summary of commitment to office lease:

Vancouver Office
$
Payable not later than one year	66,452
Payable later than one year and not later than five years	240,248
Payable later than five years	-
Total	306,700

b)
The Company has four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $59,750 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 15 – Income Taxes

The reconciliation of the combined Canadian federal and provincial income tax rate to the income tax recovery presented in the accompanying statements of comprehensive loss is provided below:

	Years ended December 31,
	2015	2014
	$	$

Loss before income taxes	(6,288,479)	(11,708,637)

Combined federal and provincial statutory income tax rate	26.00%	26.00%

Expected income tax recovery at statutory tax rates	(1,635,000)	(3,044,000)
Impact of different statutory tax rates on earnings of subsidiaries	(427,000)	(843,000)
Non-deductible expenditures	514,000	383,000
Share issuance costs	(572,000)	(413,000)
Adjustment in prior years provision statutory tax returns and expiry of non-capital losses	85,000	-
Change in unrecognized deductible temporary differences and others	2,035,000	3,917,000
Total	-	-

Significant components of deferred tax assets that have not been recognized are as follows:

	As of December 31,
	2015	2014
	$	$

Share issuance costs	849,000	641,000
Non-capital losses	9,185,000	6,667,000
Capital assets	23,000	18,000
Exploration and evaluation assets	11,968,000	2,729,000
Total	22,025,000	10,055,000

Significant components of unrecognized deductible temporary differences and unused tax losses that have not been recognized on the statements of financial position are as follows:

	As of December 31,
	2015	Expiry dates	2014	Expiry dates
	$		$
Share issuance costs	3,264,000	2016 to 2019	2,467,000	2015 to 2018
Non-capital losses	29,417,000	2016 to 2035	22,051,000	2015 to 2034
Canadian eligible capital	1,000	No Expiry	1,000	No Expiry
Capital assets	83,000	No Expiry	67,000	No Expiry
Exploration and evaluation assets	36,259,000	No Expiry	10,495,000	No Expiry

Tax attributes are subject to review, and potential adjustment, by tax authorities.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
For the year ended December 31, 2015
(Expressed in Canadian Dollars)

NOTE 16 – Subsequent Events

Subsequent to December 31, 2015, the Company:

a)
Completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for gross proceeds totalling $29,931,931 of which finders’ fees of $1,335,597 were paid.

b)	Received $558,850 from the exercise of 795,000 options and $7,468,804 from the exercise of 7,468,804 warrants.